

Jim Lathrop · 3rd

Sales Director at Microsoft

Tampa, Florida, United States · Contact info

500+ connections

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Microsoft

University of South Florida

Experience

Sales Director
Microsoft · Full-time
Apr 2020 – Present · 1 yr 2 mos
Florida, United States

Apple
6 yrs 8 mos

U.S. Industry Director - Retail, Restaurant, Hospitality
Jul 2016 – Apr 2020 · 3 yrs 10 mos

U.S. Enterprise Regional Manager
Sep 2013 – Apr 2020 · 6 yrs 8 mos
East

Microsoft
19 yrs

Director - Partner Technology Advisor
Sep 2012 – Aug 2013 · 1 yr
Tampa/St. Petersburg, Florida Area

Support Practice Manager
Jul 2010 – Sep 2012 · 2 yrs 3 mos

To Be added.

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Education

University of South Florida

University of South Florida - College of Business Administration
Bachelor's degree, Management Information Systems

Enterprise Software · 66
Endorsed by Kevin Cook and 13 others who are highly skilled at this
Endorsed by 52 of Jim's colleagues at Microsoft

Solution Selling · 47
Endorsed by Kevin Cook and 5 others who are highly skilled at this
Endorsed by 34 of Jim's colleagues at Microsoft

Cloud Computing · 45
Endorsed by Ryan Berry and 7 others who are highly skilled at this
Endorsed by 34 of Jim's colleagues at Microsoft

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Interests

Microsoft
14,157,452 followers

Microsoft - Current and Former Employee
69,608 members

Salesforce
2,771,623 followers

Infosys
3,976,217 followers

Oracle
6,696,394 followers

Microsoft Alumni & Employees
17,036 members

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